UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MONEYGRAM INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

60935Y208
(CUSIP Number)

Amr Razzak
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, California 94301
(650) 470-4533

and

Brooks Stough
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
One Bush Plaza. Suite 1200
San Francisco, CA 94104
(415) 801-4850
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

___________
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1	NAME OF REPORTING PERSONS
Ripple Labs Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,230,895

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
6,230,895

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,230,895

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.95%†

14	TYPE OF REPORTING PERSON
CO

†  Based on 56,391,177 shares of common stock outstanding as of June 17, 2019 as represented by the Issuer in the SPA (as defined below).

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of MoneyGram International, Inc., a Delaware corporation (the “Issuer”), and is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”). The Issuer’s principal executive offices are located at 2828 N. Harwood Street, 15th Floor, Dallas, Texas.

Item 2.	Name of Person Filing

(a), (b)  This Statement is being filed pursuant to Rule 13d-1(a) under the Exchange Act on behalf of Ripple Labs Inc. (the “Reporting Person”), a Delaware corporation.

The principal business address of the Reporting Person is 315 Montgomery St. Floor 2, San Francisco, CA 94104.

The name, business address and present principal occupation or employment of each executive officer and director of the Reporting Person are set forth on Schedule A hereto and incorporated herein by reference.

(c) The Reporting Person provides software solutions to financial institutions to improve their cross border payments.

(d) During the last five years, neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of the persons named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of the persons named on Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f) The citizenship of each executive officer and director of the Reporting Person is set forth on Schedule A.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 17, 2019, in connection with the execution of the SPA, the Reporting Person purchased and MoneyGram International, Inc. (the “Issuer”) issued (i) 5,610,923 shares of Common Stock (the “Initial Shares”) and (ii) a Warrant to purchase 1,706,151 shares of Common Stock (the “Initial Warrant” and together with the Initial Shares, the “Initial Investment”).

The Reporting Person funded the Initial Investment with available cash and working capital.

Item 4.	Purpose of Transaction.

On June 17, 2019, the Issuer entered into a securities purchase agreement (the “SPA”) with the Reporting Person, pursuant to which the Reporting Person agreed to purchase and the Issuer agreed to issue up to $50 million of common stock, par value $0.01, of the Issuer (“Common Stock”) and ten-year warrants to purchase Common Stock at $0.01 per underlying share of Common Stock (“Warrants”).

The purpose of the Initial Investment and the transactions contemplated by the SPA was to form a strategic partnership with the Issuer pursuant to which, among other things, the Reporting Person would become the Issuer’s key partner for cross-border payment and foreign exchange settlement using digital assets.

In connection with the execution of the SPA, the Reporting Person purchased and the Issuer issued the (i) Initial Shares at a purchase price of $4.10 per share and (ii) the Initial Warrant with a per share reference price of $4.10 per share of Common Stock, for an aggregate purchase price of $30 million.

Simultaneously with the execution of the SPA, a bank (the “LOC Bank”) issued a letter of credit (the “Letter of Credit”) on behalf of the Reporting Person for the benefit of the Issuer in a face amount equal to $20 million to be used to fund additional purchases of shares of Common Stock and Warrants by the Reporting Person. Pursuant to the SPA, following the Initial Investment, from time to time upon demand and in amounts to be determined by the Issuer not to exceed $20 million in the aggregate, the Issuer may elect to issue and sell additional shares of Common Stock and Warrants to the Reporting Person by drawing on the Letter of Credit (each such demand, a “Letter of Credit Draw”) by delivering notice (a “Draw Notice”) to the Reporting Person and the LOC Bank.

If the purchase of Common Stock pursuant to any Letter of Credit Draw, when taken together with the shares of Common Stock beneficially owned by the Reporting Person, (i) would result in the Reporting Person owning more than 9.95% of the Company’s voting securities and (ii) certain regulatory approvals required for the Reporting Person to acquire such Common Stock have not been obtained as of such time, then the portion of the Letter of Credit Draw that would result in the Reporting Person owning more than 9.95% of the Company’s voting securities will be satisfied by the Company’s issuance of a Warrant (each such issuance of a Warrant, a “Warrant Issuance”).

The closing of each Common Stock Issuance or Warrant Issuance following the Initial Investment, as applicable, pursuant to a Letter of Credit Draw is subject to the satisfaction or waiver of certain conditions as set forth in the SPA.

On June 17, 2019, in connection with the entry into the SPA, the Issuer and Equiniti Trust Company entered into a warrant agreement (the “Warrant Agreement”) setting forth further terms of the Warrants issued under the SPA.

The SPA provides that the Reporting Person will have the right to appoint one individual to attend and observe meetings of the board of directors (the “Board”) of the Issuer and its committees in a non-voting capacity (such individual, the “Observer”), subject to certain exceptions. In addition, if certain required regulatory approvals are obtained and the size of the Board is increased, the Issuer will strongly consider in good faith adding a designee of the Reporting Person to the Board (a “Board Designee”), in place of the Reporting Person’s right to appoint an Observer. The Reporting Person’s right to appoint an Observer or a Board Designee, as applicable, will terminate upon the occurrence of certain events set forth in the SPA.

On June 17, 2019, in connection with the execution of the SPA, the Reporting Person and Thomas H. Lee Partners, L.P. and funds affiliated with Thomas H. Lee Partners, L.P. (collectively, “THL”) entered into a letter agreement (the “THL Letter Agreement”), pursuant to which THL agreed, in the event a Board Designee is appointed to the Board, to enter into a customary voting and support agreement (the “THL Voting Agreement”), pursuant to which THL will agree to vote the equity securities it owns in the Issuer in favor of the Board Designee at each meeting of stockholders of the Issuer at which such Board Designee is nominated for election, subject to certain exceptions.  The SPA also contemplates that in the event the Board Designee is appointed to the Board, the Reporting Person will enter into a customary voting and support agreement similar to the THL Voting Agreement to support the Board’s other nominees for election, subject to certain exceptions.

The SPA provides that the Reporting Person will not, for a period beginning on the date of the SPA and ending on the earlier of (i) June 30, 2020 and (ii) the occurrence of a “termination event”, sell any direct or indirect interest in any of the Issuer’s equity securities or enter into any swaps or derivative transactions that would be settled by delivery of the Issuer’s equity securities. In addition, the Reporting Person has agreed not to, for a period beginning on the date of the SPA and ending on June 30, 2020, acquire any direct or indirect interest in any of the Issuer’s equity securities or derivative securities thereof or participate in any solicitation of proxies.

The foregoing descriptions of the SPA, the THL Letter Agreement and the Warrant Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. The SPA and the THL Letter Agreement are referenced herein as Exhibits 1, 2 and 3 are incorporated by reference into this Item 4.

Registration Rights Agreement

On June 17, 2019, in connection with the entry into the SPA, the Reporting Person and the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to provide the Reporting Person with certain registration rights with respect to (i) all shares of Common Stock issued under the SPA, (ii) all shares of Common Stock issuable upon exercise of the Warrants, (iii) all Warrants issued under the SPA and (iv) any securities issued directly or indirectly with respect to such shares of Common Stock or Warrants (collectively, the “Registrable Securities”).

Pursuant to the Registration Rights Agreement, and subject to limitations set forth therein, the Issuer is required to use reasonable best efforts to effect up to six registrations with the SEC with respect to the registration of the offer of all Registrable Securities that the Reporting Person requests to be registered. Pursuant to the Registration Rights Agreement, the Issuer has also granted the Reporting Person certain piggyback registration rights on the terms and conditions set forth therein.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement. The Registration Rights Agreement is referenced herein as Exhibit 4 and is incorporated by reference into this Item 4.

Future Events

The Reporting Person regularly reviews its investment and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions, amendments to its agreements with the Issuer, an acquisition or series of acquisitions or transaction that could result in a going private transaction or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person expects to regularly discuss such matters with the Issuer’s management and Board either directly or through Board participation.  Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations, and subject to the terms and conditions of each of the agreements between the Reporting Person and the Issuer.  In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.  As a result of these or other factors and any such discussions, the Reporting Person may from time to time, and reserves the right to consider, study, formulate and actively participate in any plans or proposals regarding the Issuer, including any of the actions or transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, including by engaging in due diligence and discussing such plans or proposals with the Issuer, its advisors or other third parties. The Reporting Person further reserves the right to change its intentions with respect to any of the foregoing.

Additionally, the Reporting Person may seek to obtain all regulatory approvals required for the Reporting Person to acquire more than 9.95% of the Issuer’s voting securities and to appoint the Board Designee, including so that the Reporting Person may exercise all or a portion of any Warrant to acquire Common Stock.

Item 5.	Interest in Securities of the Company.

(a), (b)  The Reporting Person beneficially owns the 6,230,895 shares of Common Stock that the Issuer issued to the Reporting Person pursuant to the SPA, which represents 9.95% of the issued and outstanding shares of Common Stock as of June 17, 2019, after giving effect to (i) the issuance of the Shares of Common Stock pursuant to the SPA and (ii) the issuance of the 619,972 shares of Common Stock the Reporting Person has the immediate right to acquire as of June 27, 2019 pursuant to a partial exercise of the Initial Warrant.  Additionally, the Reporting Person holds the Initial Warrant, which the Reporting Person may exercise, in whole or in part, for (i) up to 619,972 shares of Common Stock and (ii) up to an additional 1,086,179 shares of Common Stock if (A) such exercise would not result in the Reporting Person beneficially owning 9.95% or more of the Issuer’s voting securities and (B) certain regulatory approvals required for the Reporting Person to acquire such Common Stock have not been obtained as of such time.

Additionally, following the Initial Investment, from time to time upon demand and in amounts to be determined by the Issuer not to exceed $20 million in the aggregate, the Issuer may elect to issue and sell additional shares of Common Stock and Warrants to the Reporting Person.

The Reporting Person hereby disclaims membership in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to securities of the Issuer and hereby disclaims beneficial ownership of any equity securities beneficially owned by THL or any of its affiliates.

Except as set forth in this Item 5(a), neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the persons named in Schedule A hereto, beneficially owns any equity securities of the Issuer.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any equity securities of the Issuer.

(c) Except as set forth in Items 3 and 4 above, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the persons named in Schedule A hereto, has effected any transactions in the equity securities of the Issuer during the past 60 days.

(d) Neither the Reporting Person and, to the best knowledge of the Reporting Person, no other person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described above and in Items 3, 4 and 5, to the best of the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or any person listed on Schedule A hereto, and any person with respect to any securities of the Issuer, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
EXHIBIT INDEX
Exhibit Number	Exhibit Name

1.
Securities Purchase Agreement, dated June 17, 2019, between MoneyGram International, Inc. and Ripple Labs Inc. (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 17, 2019).

2.	Letter Agreement, dated June 17, 2019, by and between Ripple Labs Inc. and the other persons whose names appear on the signature pages thereto.
3.
Warrant Agreement, dated June 17, 2019, between MoneyGram International, Inc. and Equiniti Trust Company  (incorporated by reference to Exhibit 10.2 of the Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 17, 2019).

4.
Registration Rights Agreement, dated June 17, 2019, between MoneyGram International, Inc. and Ripple Labs Inc. (incorporated by reference to Exhibit 4.1 of the Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 17, 2019).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2019

RIPPLE LABS INC.

By:	/s/ Sameer Dhond
Name:	Sameer Dhond
Title:	Deputy General Counsel

Schedule A

Name	Business Address	Principal Occupation	Officer/Director	Citizenship
Bradley Garlinghouse	315 Montgomery Street, Floor 2, San Francisco, CA 94104	CEO, Ripple Labs Inc.	Officer and Director	United States
Ron Will	315 Montgomery Street, Floor 2, San Francisco, CA 94104	CFO, Ripple Labs Inc.	Officer	United States
Stuart Alderoty	315 Montgomery Street, Floor 2, San Francisco, CA 94104	General Counsel, Ripple Labs Inc.	Officer	United States
Christian Larsen	c/o Ripple Labs Inc. 315 Montgomery Street, Floor 2, San Francisco, CA 94104	Executive Chairman of the Board of Directors of Ripple Labs Inc.	Director	United States
Susan Athey	655 Knight Way, Stanford, CA 94305 Mail Code: 4800	Professor of Economics, Stanford Graduate School of Business	Director	United States
Zoe Cruz	c/o Ripple Labs Inc. 315 Montgomery Street, Floor 2, San Francisco, CA 94104	CEO, EOZ Global	Director	United States
Kenneth Kurson	c/o Sea of Reeds 1030 15th Street NW Suite 266 Washington DC 20005	Editor in Chief, Observer Media	Director	United States
Benjamin Lawsky	35 East 62nd St. New York, NY 10065	CEO, The Lawsky Group	Director	United States
Anja Manuel	RiceHadleyGates LLC c/o OMM 2765 Sand Hill Road Menlo Park, CA 94025	Partner, RiceHadleyGates, LLC	Director	United States
Yoshitaka Kitao	19F, Izumi Garden Tower 1-6-1, Roppongi, Minato-ku, Tokyo, 106-6019, Japan	President and CEO, SBI Holdings Inc.	Director	Japan
Gene Sperling	c/o Ripple Labs Inc. 315 Montgomery Street, Floor 2, San Francisco, CA 94104	President, Sperling Economic Strategies	Director	United States